PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the three month period ended April 30, 2021

Dated:  June 24, 2021

The selected financial information set out below and certain comments which follow are based on and derived from the audited financial statements of Pacific Booker Minerals Inc.  (the "Company" or "Pacific Booker" or “PBM”)  for the three months ended April 30, 2021 and from the audited financial statements for the year ended January 31, 2021 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km north of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold/silver concentrate and molybdenum concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol “BKM” and on the NYSE MKT Equities Exchange under the symbol “PBM” until the voluntary delisting on April 29, 2016.  The Company’s shares also trade on the OTC under the symbol “PBMLF”.

Overall Performance

The Company is required to conduct an Environmental Assessment to determine the potential for adverse environmental, economic, social, heritage and health effects that may occur during the life cycle of the Morrison Copper/Gold Project.  An Environmental Assessment (“EA”) is usually conducted at a conceptual design level prior to detailed engineering.  The Company’s Environmental Assessment Application was based on a Feasibility level design, a comprehensive technical and economic study.

Years of science based study performed by qualified professionals in a number of scientific disciplines determined that our project could be constructed, operated and decommissioned without significant adverse effects on the local environment.  We were advised that the Assessment Reports from the BCEAO and CEAA contained statements of no significant adverse effects, which is the goal of any potential mining project.

PBM believes that further assessment should be completed in support of the Mines & Environmental Management Act permits and would be completed after receiving the EAC and prior to obtaining the various Licenses and Permits required for the construction, operation, decommissioning and reclamation of a mine.

PBM believes that it has accommodated all of the concerns of the Ministry of Energy & Mines, Ministry of Environment and First Nations and proposes a project that uses unprecedented measures to be protective of the environment.  PBM has committed to constructing and operating the Morrison mine in compliance with industry best practices, using proven technology and in full compliance with all permit requirements.

For the three month period ended April 30, 2021

On February 11, 2021, EAO wrote to PBM and stated that the EAO had considered how best to address the lack of progress being made on the further assessment for the Morrison project and was seeking PBM’s views on the following options.  The EAO advised PBM that they will also be seeking the views from Indigenous nations and other affected parties regarding these potential options and will consider all input received.  The potential options are:  1) Amending the Order to add defined timelines to complete key milestones in the further assessment process (such as for PBM to provide a draft SAIR acceptable to the Chief Executive Assessment Officer for review or for the completion of the further assessment process) or  2) Rescinding the Order entirely and proceed to a decision by Ministers on Morrison with the information available.  After hearing the views on the potential options, the EAO will prepare the necessary materials to bring forward these options to Ministers for their consideration.  The EAO requested PBM’s response by March 11, 2021.  On March 11th, PBM responded to the EAO and stated our preference for Option 2.  PBM has been advised that the views from the other affected parties have been provided to the EAO.  PBM is waiting for the notification of an additional input request from PBM by the EAO or that the materials are being provided to the Ministers for a decision on one of the two options proposed.  The letter can be found at:

https://projects.eao.gov.bc.ca/api/public/document/604a6046887eda0022fcdd62/download/369037-Plourde-FINAL.pdf

On March 10th, PBM made the submission to the Chief Gold Commissioner in regards to the mining lease extension.  PBM detailed our opinion on the reasons for the lack of progress made on the "Further Assessment" order and provided documentation in support of those statements.

On April 13th, PBM received an email from EAO that stated that they will be developing an information package to go to Ministers with the two options suggested and the responses from the parties they have received.  The email also stated that the EAO would be providing PBM with an opportunity to comment on this information package once developed and prior to sending to Ministers.

On April 15th, PBM received the decision from the Chief Gold Commissioner.  His decision was that PBM presently does not require a mining lease to engage in mining activity on the mining lease, as it has no authority to do so, and no obvious near-term prospect of obtaining any such authority and has decided not to renew the term of the lease.  As PBM has not been able to obtain the Environmental Assessment Certificate, PBM does not have the right to mine on the property at this time.  A mining lease is not required to continue with exploration and development activities.  PBM had requested in our letter that in the event that the decision was not to renew the term of the mining lease, that PBM be allowed to retain their mineral rights over the formerly occupied lease area.  The Chief Gold Commissioner believed this was a reasonable request in the circumstances, and was willing to allow PBM to acquire new mineral claims to be registered over the forfeited lease area.

On February 23, 2021, the Company granted 100,000 options at a price of $2.00 for a five year period.

Prior to January 31, 2021

The Company commenced baseline data collection to support the information requirements for the Application in 2002.

In October 2002, PBM outlined project plans and development schedule to BC Energy, Mines and Petroleum Resources (“BCEMPR”), BC Environmental Assessment Office (“BCEAO”), BC Ministry of Environment (“MOE”), BC Ministry of Forests (“MOF”), Canadian Environmental Assessment Agency (“CEAA”), Lake Babine Nation (“LBN”) and the Village of Granisle.

On September 30, 2003, PBM entered the Pre-Application stage of EA.  PBM submitted the draft Terms of Reference on October 14, 2005.  The Company attended various meetings and working group sessions and PBM was issued the Section 11 Order identifying the scope, procedures and methods for the Environmental Assessment on January 18, 2008.  On November 17, 2008, the revised draft Application Terms of Reference was sent out for Public comment.  On May 21, 2009, the approved Terms of Reference was issued.  On September 28th, PBM submitted the EAC application and was notified on October 27th that the Application failed Screening.

Starting in January 2010, PBM conducted additional drilling to further characterize pit walls, and collected additional water quality samples and measured water flow and in situ properties of streams 5, 7, 8, 10 and Morrison Lake and collected visual estimates of flow in stream 6 and other minor streams.  On May 27th, the Application (Addendum) was resubmitted to BCEAO and accepted for review on June 28th.  On July 22nd, the 70 day public and working group comment period started and lasted until October 24th.

In September and October 2010, field work continued:  sampling ARD cubes and barrels, checking meteorological station & downloading data; Water Quality sampling (Morrison Lake, Booker Lake and other streams); Nakinilerak Lake sampling; investigation regarding Harmful Alteration, Disruption or Destruction of fish habitat and a Fish Habitat Compensation Plan.

Field work for baseline Water Quality sampling of Nakinilerak and Morrison lakes and project streams continued in 2011.  PBM receives report from LBN on Salmon Spawning.  Scoping of moose & mule deer survey completed.

On March 16, 2011, the Gitxsan Chiefs Office and the Gitanyow Hereditary Chiefs’ Office were included in “First Nations”.

In July 2011, PBM submitted the updated information (Review Response Report #2) and the review resumed again and on September 6th, EAO issued the draft Assessment Report for comments.  In September 2011, a field program was conducted to obtain additional baseline fisheries, benthics, zooplankton and phytoplankton, water quality, hydrology, groundwater, and meteorology data from Morrison Lake, Nakinilerak Lake, streams and rivers.  EAO requested a 3rd Party Review on Hydrogeology and Water Quality.  The 3rd Party Review concluded the scope of hydrogeological site characterization work completed to date may exceed baseline data collected for EAC applications of other mining projects in B.C.

Additional meetings and revisions to the application continued including discussion on lining the Tailings Storage Facility with a geo-membrane and the placement of the diffuser in Morrison Lake.  PBM committed, if required, to lining the Tailings Storage Facility with an engineered soil barrier and/or geo-membrane to limit seepage into the receiving streams and Morrison lakebed to meet water quality objectives that are protective of salmon spawning habitat and stream aquatic habitat.

On August 21, 2012, BCEAO completed the Environmental Application Review Stage and their referral documents were submitted to the Ministers for decision.  PBM received the final Certified Project Description and the Table of Conditions that had been submitted to the ministers, and on August 29th, PBM received the (unsigned) Environmental Assessment Certificate #M12-01.  On October 1st, the Ministers decided to refuse to grant the EAC.

Following the October 1st refusal by the Ministry of Environment to issue an EAC for the project, the Company challenged that decision in the BC Supreme Court.  The December 9, 2013 decision of the Court stated that the rejection failed to comport with the requirements of procedural fairness and that PBM should not have been prevented from learning at least the substance of the recommendations.  The decision stipulated that PBM and the interveners would be entitled to be provided with the Executive Director’s recommendations to the Ministers, and would be entitled to provide a written response.

On January 24, 2014, PBM received a letter from the EAO outlining their key concerns.  In March, KCB’s letter that accompanied the technical response stated “the document continues to support our opinion that the Project will not have a risk of significant adverse environmental effects and addresses the main items of concern identified by the EAO Decision Response Document”.  KCB’s report states their belief that the design is protective of the environment and presented clarification of the rationale and the potential for environmental effects.  Further supporting that assessment, three Technical Expert Opinions were included for lake modeling of water quality predictions, aquatic effects and geomembrane liners.  BCEAO allowed to April 25th for the members of the Working Group to submit their responses to that report.  On April 29th, PBM was advised that the second phase of the reconsideration process was complete and was given until May 23rd to reply.  PBM submitted a report, prepared by KCB, in response to the new items raised by the Working Group.  On July 4th, the EAC application was referred to the Minister of Environment and the Minister of Energy and Mines for reconsideration, stating a 45 day timeline (subject to any extensions) for a decision by the Ministers.  On August 18th, the Minister of Environment suspended the environmental assessment pending the outcome of the Independent Expert Engineering Investigation and Review Panel of the tailings dam breach at the Mt. Polley mine.

The Independent Review Panel Report on the investigation into the failure of the tailings storage facility at the Mount Polley Mine was released on January 30, 2015.  On February 20th, PBM received a letter from Doug Caul, Associate Deputy Minister, BCEAO, providing PBM an opportunity to comment on the Mount Polley Investigation and Report, focusing on the potential implications of the recommendations of the Report when applied to the Morrison project and effects relating to its proposed tailings management facility.  On March 20th, PBM submitted a report, prepared by KCB, in response to the Recommendations.  The report continues to support their opinion that the Morrison project has been designed using Best Available Practices and can be safely constructed, operated, and closed to protect the environment.  On April 17th, the responses from the Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs to the March 2015 report from KCB were posted on the e-PIC site.  On May 8th, PBM submitted a response to the Aboriginal groups’ comments on both the Mount Polley Independent Technical Review Board Panel Report Recommendations and the Company’s response to the Report, including a letter, prepared by Harvey McLeod of KCB, which addresses the points raised in the April letters from the First Nations. On June 10th, PBM announced that the Minister of Environment had lifted the suspension.  The time period remaining for the environmental assessment of the Morrison Project was 30 days, ending on July 9, 2015.  On July 8th, PBM announced that the Minister of Environment and the Minister of Energy and Mines made a decision under Section 17(3)(c) of the Environmental Assessment Act, ordering that the Morrison Project undergo further assessment.

On December 23, 2015, the Company submitted a document in response to the July decision that the Morrison Project undergo further assessment.  The document was acknowledged as received by Kevin Jardine, Associate Deputy Minister, BC EAO.

On February 16, 2016, three PBM directors and Robin Junger, of McMillan LLP, attended a meeting in Prince George at the request of the Lake Babine Nation.  Dominique Nouvet of Woodward and Company initiated the meeting on behalf of the LBN and was in attendance.  The Chief and Councillors spoke from prepared notes.  Our directors were advised that the LBN’s Chief and Council would not support the Morrison project at this time.  An announcement had been prepared and released to a newspaper in advance of the meeting.  On the day of the meeting, the announcement was posted on the LBN website stating “BC rejected this Mine for good reason in 2012”.  Contrary to that statement is the judgement from BCEAO of no significant adverse effects.

The Company, through counsel at Hunter Litigation Chambers, filed two separate requests to the Environmental Assessment Office, the Ministry of Environment, the Ministry of Energy and Mines and the Ministry of Forests, Lands and Natural Resource Operations to access records under the Freedom of Information and Protection of Privacy Act, to obtain further information relating to the July 2015 decision of the Ministers that the Morrison Project undergo further assessment and to obtain the professional qualifications of three reviewers involved in assessing the Environmental Assessment Certificate application.  These requests were submitted in September 2015 and January 2016.

By January 31, 2017, the Company had received some information under the FOIPPA and reviewed that material.  From the material received from the FOI requests, PBM became aware of communications between the deciding Ministers and interested parties during the decision phase of the original review.  These communications were not provided to PBM and may have contained items that were not factual, but were accepted as fact.

PBM prepared a corporate presentation to assist with correcting the misinformation that has been disseminated and accepted during the process.  The presentation is available on our website at http://www.pacificbooker.com/pdf/corporate_presentation.pdf.

On February 2, 2017, the Company posted a video on the PBM website.  The video shows the Morrison Project location, the mine site plan (showing the proposed open pit and tailings management facilities and the changes in those items over the anticipated life of the mine), the processing plant and a tour of the main waterways between the project site and the Pacific Ocean.  The video is posted at:  http://www.pacificbooker.com/property.htm.

PBM completed water monitoring work on Morrison Lake to provide a full year (May 2016 to May 2017) of consecutive data.  The monitoring program was conducted using temperature loggers to obtain continuous concurrent measurements of Morrison Lake inflow/outflow temperature and lake thermal stratification to determine the lake’s mixing patterns over a year-long timeframe.  In addition to collecting continuous temperature data, profiles were collected regarding specific conductivity, dissolved oxygen (both % saturation and milligrams per litre), pH and temperature.  The data collected during this thermal stratification study will provide information for detailed modelling of diffuser inputs to the lake and supports the stratification assumptions made by Dr. Laval and Dr. Lawrence during their independent environmental affects assessments of the proposed Morrison Lake diffuser.  The report concludes that the Morrison Lake is a typical dimictic lake, with waters that mix from top to bottom during two mixing periods each year, with stratification beginning in the spring, strengthening through the summer and then breaking down through the fall.  Stratification is the natural separation of water in a lake into layers due to the change in water's density with temperature.  The 2016 Morrison Lake Thermal Stratification Study interim report and the Supplement (final) report can be found on the reports page of our website at:  http://www.pacificbooker.com/reports.htm

During the BC Election campaign in April and May 2017, PBM sent individual emails to 86 Liberal, 80 NDP and 79 Green Party Candidates on 14 days during the campaign and those emails were subsequently sent to approx. 1,000 subscribed individuals in our news list.  The purpose of these “plain language” communications was to give the readers an understanding of our experience during the judgement phases of the Environmental Assessment process and the impact of the decisions made by the Ministers involved.  The emails have been posted at:  http://www.pacificbooker.com/pdf/2017%20Campaign.pdf

In February 2018, PBM sent a letter to Premier John Horgan, Dr. Andrew Weaver (BC Green party leader), Andrew Wilkinson (BC Liberal party leader) and David Eby (Attorney General) and reminded them of the issues we face and requesting that they address the wrong done by the October 2012 unfair decision to refuse to grant the EAC for the Morrison project.  In April 2018, we also sent a letter to the same 4 individuals and cc’d the Chief and Council of the LBN, advising the readers of the history of our relationship with the LBN.

PBM received a response from David Eby which expressed the opinion that PBM had been given the opportunity to respond to the “unfavourable recommendations of the Executive Director of the Environmental Assessment Office before the Minister’s decision was made.”  He indicated that as PBM did not seek judicial review of the Minister’s Order of July 7, 2015, the Order remains if effect.”

PBM replied to the Attorney General thanking him for responding to our letters.  We reminded him that the Environmental Assessment Office (and the Working Group) was not mentioned as part of the reconsideration process in Justice Affleck’s remedy and therefore, PBM does not agree with the statement that “Pacific Booker has since been provided with an opportunity to make representations to the Ministers, as anticipated by Justice Affleck’s decision.”

We also reminded Mr. Eby that when the reconsideration process was completed, the report titled Recommendations of the Executive Director (dated September 20, 2012) was included with the referral documents.  That report should not have been included in the new referral as it was part of the decision that was quashed by the court in December 2013.  PBM concluded the letter to Mr. Eby with the statement:  “All we are asking for is a fair and unbiased review.  But with the Order from the previous Ministers still in effect, we have little hope of getting an unbiased review when we can’t even get the EAO to clarify the precise nature of the environmental work required by Schedule A of the Section 17 Order.”

At no time in the reconsideration process did PBM have direct communication with the Ministers.  All communications were with the EAO.  And even when we directed our correspondence to the Ministers, it was answered by the BCEAO, as was the case in April 2016, when PBM’s council (John J.L. Hunter, Q.C.) addressed a letter to the Ministers of Environment and Energy and Mines.  The response was received from Kevin Jardine (Associate Deputy Minister, Environmental Assessment Office).

In May 2018, PBM completed an analysis of the documents that were submitted by Derek Sturko as the Recommendation of the Executive Director to the Ministers for the 2012 decision.  The document has been posted at:  http://www.pacificbooker.com/reports.htm.  PBM sent a letter (and supporting documents) to George Heyman (Minister of Environment and Climate Change Strategy) and to Michelle Mungall (Minister of Energy, Mines and Petroleum Resources) and cc’d Premier John Horgan, Andrew Wilkinson, Dr. Andrew Weaver and David Eby.  In our letter, we reminded the new Ministers who we are and included a little snapshot of our history in the EAO process.  We also stated “If the EAO had enough information to determine that the Morrison Project would not have any significant adverse effects, the further assessment decision appears to be a way to say no without actually saying no.  In reference to the letters submitted to the original ministers as part of the original referral package, we would like to ask why those with opposing views can request a refusal of a certificate based on beliefs without having to support that belief with facts, but the proponents must have science based facts to support any opinion.”

In June 2018, the BC Government announced that it was changing the environmental assessment process to ensure the legal rights of First Nations are respected and the public’s expectation of a strong, transparent process is met.  The changes are focused on enhancing public confidence by ensuring impacted First Nations, local communities and governments and the broader public can meaningfully participate in all stages of environmental assessment through a process that is robust, transparent, timely and predictable; advancing reconciliation with First Nations; and protecting the environment while offering clear pathways to sustainable project approvals by providing certainty of process and clarity of regulatory considerations including early indications of the likelihood of success.

In July 2018, the Lake Babine Nation elected a new chief and councillors.  Gordon Alec is the new chief and many of the councillors were new to the position.  PBM wrote to the new chief congratulating him on his win and stating that we would be very pleased to be able to meet with him at his convenience to introduce ourselves and to answer any questions he may have.  In November 2018, PBM again wrote to Chief Alec and said “I reached out to you directly, disregarding the past instructions not to communicate with the Chief and Council of the Lake Babine Nation and that all communications must be directed to Dominique Nouvet, of Woodward and Co.  I would prefer to meet with you "one on one" to be able to discuss the Morrison project.  After we have come to an understanding of our matter, then we can reach out to an appropriately qualified individual to proceed with further arrangements and/or discussions, as necessary.  We hope that you will consent to a meeting where we can discuss these matters.”  To date, we have not received a response from Chief Alec.

The Company had also been made aware of an online video posted by Raven Trust to raise funds for a legal challenge to "Save the Morrison".  In July 2018, PBM sent a letter to Raven Trust to make them aware of some incorrect or misleading statements in the video and the text presented.  The video can be found at: https://www.youtube.com/watch?v=xXlfIPgALvo.

In September 2018, an update from the BC Government on the EA revitalization process called the “What We Heard” Report was released, outlining the feedback that was received during the public comment period.  In October, PBM sent a comment letter to the Environmental Assessment Advisory Committee, directed to the Committee co-chairs that a requirement for the disclosure of a “vested interest” by any person or group commenting on the revitalization should have been part of the process, so that the opinions provided can be considered in the appropriate context.  In the Comment paper tabled by Lake Babine Nation (presented by Councillor Bessie West, Councillor Verna Power, Betty Patrick, and Dominique Nouvet and referenced in the “What we Heard” report), Ms. Nouvet has not identified herself as a legal professional in that report or that she (or the firm she works for) has been hired by the LBN to represent them on treaty matters.  Ms. Nouvet is not a member of the Lake Babine Nation.  She is a Member of the Law Society of B.C. and is a Senior Counsel with Woodward & Company LLP.  The firm’s website states that they “work exclusively for First Nations governments and organizations in their quest for justice”.  We believe that anyone reading the comments “submitted” by the LBN should have the knowledge that Ms. Nouvet is a legal professional that makes her living by representing First Nations in treaty matters, and is not an individual with environmental expertise or that would be impacted by the development of a mine in the LBN Territory.  With treaty negotiations ongoing between the BC Government and the LBN , the Morrison project became a “political football” in both the treaty negotiation and the LNG pipeline process.  Both of those matters are outside of the scope of the EA process, yet had a significant impact on our relations with the Lake Babine Nation and on the Morrison review.  PBM also sent the same comments (with some additional details) to George Heyman, Minister of Environment and Climate Change Strategy and to Michelle Mungall, Minister of Energy, Mines and Petroleum Resources and cc’d those comments to John Horgan, Andrew Wilkinson, Dr. Andrew Weaver, and David Eby.

PBM received a letter from Kevin Jardine, Associate Deputy Minister of the Ministry of Environment, on behalf of the Minister, George Heyman.  The letter acknowledged our comments on the EA revitalization and acknowledged our concerns relating to the EA of the Morrison Copper/Gold Project and noted that the further assessment process remains underway.

In February 2019, PBM received a letter from Kevin Jardine, Associate Deputy Minister, EAO, which stated in part:  “The order for reassessment will continue in force until it is suspended or cancelled under the new Act.  The Environmental Assessment Office will conduct the reassessment consistent with its practice and procedures as they evolve and are informed by the principles of the new Act.”  It also included the following:  “As you know, the order for reassessment provided that the reassessment must be completed within three years of the approval of the SAIR.  This timeline was based on the assumption that the first step set out in section 5.1 of the reassessment order, the provision of the draft SAIR, would be completed in a reasonable time frame.  Given that three and a half years have now passed since the order was made by the Ministers, some consideration may need to be given to whether the information provided in the Application has become outdated and what, if any, steps may be required in order for information to be updated in order for Ministers to make an informed decision.  I note in your letter your desire to advance this Project.  If that is the case, please advise, within 30 days of your receipt of this letter, when you will provide the draft SAIR for review.  If I do not hear from you in this regard, or if you are unable to commit to a date by which you would provide the draft SAIR, then I will consider the appropriate next steps to ensure this proceeds in a timely manner or is otherwise concluded.”  This letter was finally posted on the EPIC site in January 2021 and is available at:

https://projects.eao.gov.bc.ca/api/public/document/6009df03a8b8ef0020c01ba7/download/336850_Plourde_FINAL.pdf

In March 2019, PBM answered Kevin Jardine and said “We will prepare the draft SAIR for   review.  We expect that we will require 30 days to provide that document.  Our issue with the SAIR has to do with the fact that the original decision announced on October 1, 2012 was based on the referral documents provided by Derek Sturko to Ministers Lake and Coleman.  It appears that the original decision was based on incorrect information.  Because of the incorrect information provided to the Ministers, and the statement from the EAO representatives that we would need to start the entire process again if we wanted the certificate, and that we could not get the Ministers or the EA to address any of the errors or even review the facts, we had no choice but to seek the assistance of the court to preserve the progress we had made to date.  We were very pleased with the judgement from the court as we believed that a new referral would correct the misinformation that was part of the original decision.  Unfortunately, that was not the case.  After an additional year went by and more responses were required on matters outside of our terms of reference, including the dam failure at Mt. Polley, we were finally in the decision phase again.  We were disturbed that the EAC Rejection Response Report, dated October 30, 2012, prepared by our Qualified Professional (Harvey McLeod, P.Eng of Klohn Crippen Berger) was ignored.  This document was emailed to the ministers and posted on the Company's website in October 2012.  And even more disturbing to us was that the Executive Directors Recommendation of September 2012 was part of the referral documents yet again.  With all of the misinformation again presented to the Ministers, we end up with the decision of Further Assessment Required.  We are now prepared to proceed with the hope and expectation that a meaningful two way discussion on the necessary details will be part of the next phase in our long stay in the EA process.”

In April 2019, PBM submitted a first draft document and stated:  “Please find enclosed our first attempt at preparing the draft SAIR for review.  We hope that this document will be a starting point for the preparation of a document that will meet the need dictated by the Section 17 order.  We found it difficult to find any comparable documents online to use as a guideline and/or example of what is expected in a report of this nature.  The only SAIR we could find was the one for Garibaldi At Squamish Project from November 2013 and it is for an all-season resort, not an easy comparison to a mining project.  We look forward to your feedback on this early version.”

On June 18th, PBM received a letter from the BCEAO in response to the document submitted April 4th.  Kevin Jardine, Associate Deputy Minister, EAO replied with “Thank you for the letter dated April 4, 2019.  I have reviewed and am responding to your initial draft Supplemental Application Information Requirements submitted in response to the Section 17(3)(c)(iii) Order issued by the Ministers under the Environmental Assessment Act on July 7, 2015.  While I appreciate the opportunity to review an early draft, the content of this version of the draft SAIR does not appear substantially different from the version provided on December 23, 2015, which was found to not contain the information requirements set out in the Ministers' Order.  Below I have provided some additional detail as to why the draft SAIR is not adequate”.  He provided some additional details on responding to certain sections of the Section 17 Order.  He also stated “In order for the EAO to complete the further assessment of Morrison Mine, the EAO requires that a revised draft SAIR that materially addresses the requirements in the Ministers' Order be submitted by September 3, 2019.”  As stated in our covering letter, PBM was expecting that the document submitted would not be considered acceptable by the EAO, but would start the discussion on what is required.

On July 19, 2019, the BC Chief Gold Commissioner (“CGC”) issued a mining lease for the Morrison mine project for an initial term of one year.  Three mineral claims (625123, 625143 and 625183) located along the east shore of Morrison Lake were converted into the lease.  PBM had submitted an application in 2012, which was not completed at that time because of the October 2012 decision.  The mining lease application area is located within the consultation area of the Lake Babine Nation (“LBN”) and the Yekooche First Nation (“YFN”).  According to the Gold Commissioner’s Reasons for Decision report, consultation began February 5, 2019 by notifying the LBN and the YFN of the application and inviting input on how the mining lease may impact their Aboriginal rights and title.  No response was received from YFN.  LBN responded by stating their firm opposition to a decision to issue a mining lease and requested an in-person meeting with the statutory decision maker.  The CGC met with representatives of the LBN on February 26th.  On April 12th, the CGC sent a letter to PBM and LBN indicating that he was considering a decision to issue a mining lease for an initial term of one year.  In May 2019, the LBN responded to his letter re-stating their objections and PBM responded that it did not object.  The Ministry of Forests, Lands, Natural Resource Operations & Rural Development (“FLNRORD”) provided the CGC with a consultation summary report, dated June 26, 2019, which provided information regarding the consultation on the mining lease application and indicated that consultation had been completed.  In the Chief Gold Commissioner’s conclusion, he stated “I am satisfied that the consultation process has been reasonable and appropriate.  I have considered relevant facts and submissions, even if they are not specifically identified in this document, and I am of the view that a decision to issue a mining lease, with an initial term of one year, will not significantly impact the Aboriginal rights and interests of the LBN and the YFN.”

PBM submitted the next draft of the SAIR document to the BCEAO on August 29th.  The receipt of the document was acknowledged by email.  We expected that the document and covering letter would be posted on the EPIC site.  The document was posted at our request    in September 2019 but the covering letter was not posted on the EPIC site until January 2021 (weblink:

https://projects.eao.gov.bc.ca/api/public/document/6009d93da8b8ef0020c01a6f/download/letter-Jardine%20August%2029%202019.pdf).

On August 30th, EAO left a voice message.  PBM returned the call.  EAO said that they wanted to open a dialog for the path forward and suggested a meeting to “get on the same page”.  A plan was made for an initial conference call with Harvey McLeod of KCB, PBM and the EAO.  Emails were exchanged to arrange the meeting which was scheduled.  The conference call started with 3 individuals from the EAO, Harvey McLeod from KCB and a PBM representative.  EAO took the lead and stated that the meeting’s main focus would be the SAIR requirements.  KCB requested a high level overview of the needs.  EAO replied that PBM needs to complete the SAIR with mostly additional information on the topics listed.  KCB said that our opinion was that these items had been fully addressed.  KCB commented that if there were deficiencies, then KCB/PBM needed to know what the deficiencies were and that a deficiency can’t be addressed if it is not known.  EAO’s reply was that the Ministers had decided that more information was required.  KCB requested the opportunity to engage with the technical people to clarify the needed information.  EAO said the best way to start is for PBM to suggest possible additional information that could be provided to start the discussion with the technical staff.  EAO stated that the SAIR needed now is a plan only and a proposal for discussion with the technical requirements and asked if PBM was willing to go forward with the report on this basis.  PBM’s response was “that PBM would if KCB felt that could be done”.  On October 17th, PBM advised the EAO that KCB had started preparing a response, but due to work assignments, would not be able to provide PBM with his response until approx. the middle of November.  After that, PBM should be able to provide a “draft for discussion”.

With the coming into force of the Impact Assessment Act on August 28, 2019, the federal environmental assessment of the Morrison Copper-Gold Project under the Canadian Environmental Assessment Act (CEAA 1992) was terminated.  Due to the refusal of the BC Environmental Assessment Certificate in October 2012, the Federal timeline was paused by a request for information regarding how the Company intended to address the concerns identified in that decision.  To advance the project now, PBM is required to submit an initial Project Description to the Agency.  Any relevant information gathered for the environmental assessment under CEAA rules may be used to inform any process steps under the IAA.

Early in December, PBM received the suggested work programs from KCB and forwarded a “draft for discussion” to the BCEAO on December 12th.  This draft incorporated the suggestions for work programs prepared by Harvey McLeod of KCB and a “Proponent Statement on the Additional Information Request”.  The content of the Proponent statement was a summary of our history with the EAO and some of the issues PBM has had with the process and decisions made by the EAO.

On January 13, 2020, the EAO, emailed as follows:  “Thanks for your submission of the draft SAIR for discussion.  We have reviewed it, and it is improved but could still use some work.”  A meeting was arranged for February 12th in the EAO office in Victoria.

In February, PBM met with the EAO and discussed the draft submitted in December 2019.  The EAO requested that the words in the document be reduced to what is required for the Working Group without any additional details and that statements of intent become commitments.  PBM was asked if there was anything that PBM wanted to address at the meeting.  PBM responded that a clarification of the name of the stream that connects Morrison Lake with Morrison Arm is needed; is it Morrison Creek or Morrison River as both names have been used.  PBM also asked the EAO to clarify the incorrect statement made in 2012 that Morrison Lake is located at the headwaters of the Skeena River.  Subsequent to the meeting, PBM was advised that the connecting stream is called Morrison Creek according to the FLNR (Forestry, Lands, Natural Resources Ministry) database, but the clarification of the headwaters statement was not forthcoming at that time.

On March 5, 2020, Dr. Andrew Weaver, MLA, directed a question to Bruce Ralston, the Minister of Energy, Mines and Petroleum Resources, during Question Period in the Legislative Assembly of BC.  Dr. Weaver asked about the regulatory inconsistencies facing the Morrison mine project.  He stated: “I’m sure every member of this House will agree that a stable regulatory environment is key to maintaining B.C.’s reputation as a welcoming place to do business.  This means that the approval of natural resource projects must be based on scientific evidence and not politics.  Yet in 2012, upon recommendation from the executive director of the environmental assessment office, the B.C. Liberals rejected the Morrison mine project proposed by Pacific Booker Minerals, despite it having received a positive environmental assessment.”  Dr. Weaver’s website states “I was not particularly impressed with the Minister’s response to my questions.  I intend to explore this issue further in the coming weeks.”  For the video and transcript of the question and answer, see:   http://www.andrewweavermla.ca/category/resource_development/mining/

On June 23rd, Mr. Weaver posted an article on his website called “Pacific Booker Minerals and their quest to develop Morrison Mine near Smithers” (written by: Noah Conrad).  The article includes the following statements:  “In 2002, Pacific Booker Minerals began the formal environmental assessment process required to obtain ministerial certification for Morrison Mine, their proposed copper and gold mine near Smithers, BC.  A decade later, after $10 million worth of consultations, meetings, and assessments, the company decided to proceed to the next stage of the certification process in which the Environmental Assessment Office (EAO) submits a formal environmental assessment report to the relevant ministers via the executive director.  At the time of submission, all indications were that the mine would receive approval.  EAO assessment reports had given the project a clean assessment and the company had proposed to undertake measures unprecedented in the copper mining industry to address the project’s environmental risks.  Despite the positive environmental assessment, the Executive Director of the EAO chose to recommend that the project be rejected, advice which was followed by Environment Minister Terry Lake.  The decision to reject proposed project was ostensibly made due to ongoing concerns about the effects of the project on local salmon populations and water quality in Morrison lake, among other things.  Yet the decision to reject the project on environmental grounds should raise immediate questions about why this project was nixed and not others, given the BC Liberal government’s environmental record in the mining sector.”  The article continues with a discussion of the BC Liberals environmental record and the serious repercussions of the decision for Pacific Booker and our shareholders.  The article continues with comments on our BC Supreme Court case, including Justice Affleck’s comments and the ruling in PBM’s favour that quashed the decision to reject the mine and ordered the project to be reconsidered by the government.  The article also covers the ordered further assessment and that despite repeated attempts by PBM to obtain a clear answer from government as to what additional information is to be collected, placing the project in a state of limbo.  The article continues with:  “It is difficult to determine one single political factor that led to the decision around the Morrison mine but several interrelated developments which are explored in more detail (below) provide insight into the political circumstances surrounding the project.”  The following topics include discussion on:  Two ‘Final’ Environmental Assessment Reports;  The Relentless Pursuit of LNG;  Project Suspension (Mount Polley);  Pipeline Politics;  and ends with:  “Towards a Resolution?:  While there is no smoking gun which serves evidence that the province had politicized the environmental assessment process, the suspicious circumstantial evidence that suggests otherwise does little to inspire confidence from British Columbians in their government and has damaged the province’s reputation as a good place to do business.”  To read the complete blog, see:

http://www.andrewweavermla.ca/2020/06/23/pacific-booker-minerals-quest-develop-morrison-smithers/

On June 24th, Mr. Weaver asked Environment Minister Heyman a question about the Morrison project in the BC Legislature.  Mr. Weaver stated:  “On March 5, I asked the Minister of Energy, Mines and Petroleum Resources a question concerning regulatory inconsistencies in the provincial government’s handling of Pacific Booker’s proposed Morrison mine.  I’d like to explore this a little further.  In 2015, after reviewing the project for a second time, the Ministry of Environment issued a section 17 order that the project undergo further assessment.  Despite numerous exchanges with the environmental assessment office and the completion of an in-depth study of Morrison Lake, Pacific Booker has been unable to clarify the precise nature of what is actually required in the section 17 order.  For Pacific Booker, this order has been tantamount to a rejection of its project without the ministry formally saying no.  Government recently amended the environmental assessment process to provide certainty of process and clarity of regulatory considerations. When presented with an application for an environmental assessment certificate, the minister is given three options under the 2018 Environmental Assessment Act (1) grant the certificate, (2) grant the certificate with conditions attached or (3) reject the project.  Pacific Booker’s treatment doesn’t align with the new assessment standards.  They’ve been given the opposite of regulatory certainty, and their project has been shunted off for a further assessment.  My question is to the Minister of Environment: “Considering the recent changes to the environmental assessment process, will he amend the 2015 order to clarify the nature of the work required by Pacific Booker Minerals?”  Mr. Heyman responded: “I recall the question to my colleague, the Minister of Energy, Mines and Petroleum Resources, in March quite well.  As the Minister of Energy and Mines said at the time, he and I can’t speak to the specifics of why the old government made the decision that it made with respect to the proposed Morrison mine.  After Mr. Heyman completed his response, Dr. Weaver said:  “My question, again, to the Minister of Environment is this.  Given the extensive work undertaken by Pacific Booker Minerals to examine and reduce the environmental impact of the potential Morrison mine project and the potential economic benefit to the province, will this government commit to ensuring that the company receives a timely, unbiased review of the latest proposal, and in particular, is given clear instructions from your office so that it knows what boxes need to be ticked so that they can follow due process, rather than second-guessing certain people who haven’t made that very clear?”  Mr. Heyman responded (in part):  “The company, of course, has to provide some very specific additional information that was required under the order.  The order was specific.  Some examples of the type of additional information required are sockeye salmon use of Morrison Lake, upper and lower Tahlo Creek and the Morrison River, hydrogeological and groundwater data for areas between the mine and Morrison Lake and further engagement with the Lake Babine Nation and other impacted First Nations.  I’m advised that the company made its latest submission to the environmental assessment office in December and that environmental assessment office staff met with the company this past February as additional information was required from the company.  It is certainly not the intention of our government to make proponents guess at what is required.”  For the video and transcript of the question and answer, see:

http://www.andrewweavermla.ca/category/resource_development/mining/

PBM responded by email to Mr. Heyman with some specific facts applicable to the questions asked by Dr. Weaver and Mr. Heyman’s answers as follows:  “Prior to the refusal to grant the Morrison EAC in September/October 2012, PBM had provided sufficient information for the Federal and Provincial reviewers to prepare final draft reports that concluded that the project would not likely cause significant adverse environmental effects with the implementation of the proposed and agreed to mitigation measures.  After the BC Supreme Court judgement quashed that decision, we believed that our project would be given a chance for a fair decision.  That did not happen and the Section 17 order was issued in July 2015.  Starting in late 2015, PBM started asking EAO representatives for details on the specific items that needed additional information and analysis.  In every earlier step of the process, PBM was given a “needs list”.  In a June 2019 letter to PBM, Mr. Jardine says:  “I recognize that PBM has proposed workshops with the technical Working Group to identify the scope of the SAIR, however, this is not the role of the Working Group.  The Ministers have set out the scope of the further assessment in the Section 17 Order.  The purpose of the Working Group is to review information and methods presented by a proponent; it is not its purpose to provide the proponent with the information or methods.”  In our August 2019 letter to Kevin Jardine we ask:  “Can you tell us whose role it is to identify the scope of the SAIR?  Only one area has any specific detail of the requirement (Section 2.1.1(a)) and that is “a minimum of one year of new baseline data must be collected.”  During a meeting held in September 2019, Harvey McLeod from KCB stated that if someone said that there were deficiencies, then we need to know what the deficiencies were and added that we can’t address a deficiency if we don’t know what it is.  The response from the EAO was that the Ministers had decided that more information was required.  Harvey said that was very challenging for us as our opinion is that these items had been addressed and that we don’t know what else we could do.  PBM had met all the information requirements detailed in the original Terms of Reference or the application would not have been accepted or referred to the Ministers for decision.  On February 4, 2019, Kevin Jardine, Associate Deputy Minister of the EAO responded to a letter that PBM wrote in December 2018 and replied (in part) as follows:  As you know, the order for reassessment provided that the reassessment must be completed within three years of the approval of the SAIR.  This timeline was based on the assumption that the first step set out in section 5.1 of the reassessment order, the provision of the draft SAIR, would be completed in a reasonable time frame.  Given that three and a half years have now passed since the order was made by the Ministers, some consideration may need to be given to whether the information provided in the Application has become outdated and what, if any, steps may be required in order for information to be updated in order for Ministers to make an informed decision.  I note in your letter your desire to advance this Project.  If that is the case, please advise, within 30 days of your receipt of this letter, when you will provide the draft SAIR for review.  If I do not hear from you in this regard, or if you are unable to commit to a date by which you would provide the draft SAIR, then I will consider the appropriate next steps to ensure this proceeds in a timely manner or is otherwise concluded.  His threat to “otherwise conclude” our assessment was what prompted us to attempt to proceed with the preparation of the SAIR report.  In our response on March 5, 2019, we stated our issues with the 2012 decision and the “reconsideration” process that lead up to the “further assessment required” decision in 2015.”  The email continued with some specific points:  “You mentioned the Morrison River (from the Section 17 order).  According to the FLNR database (as confirmed by Katherine St. James) the name of the waterbody that connects Morrison Lake to the Morrison Arm is Morrison Creek, not Morrison River.  You commented in your answers that the EAO is “working to help answer any questions that the proponent has with respect to the information required” and “will be very happy to assist them in a timely answering of the questions required by the order”.  As well as the clarification of Morrison Creek vs Morrison River, PBM requested clarification of the statement made in October 2012 that “the proposed Morrison Mine project was to be located directly adjacent to Morrison Lake, at the headwaters of the Skeena River.”  PBM requested clarification of whether or not the project was located at the Skeena River Headwaters.  Katherine said she would check and advise.  During a subsequent phone meeting, Katherine commented that “the Morrison Lake was a headwater in the Skeena watershed”.  I said that I would like to see the information they had that determined that Morrison Lake is a headwater.  By email on March 11th, Katherine provided this as a response:  “A widely-accepted definition of headwaters comes from the US Geological Survey:  headwater(s)--(1) the source and upper reaches of a stream; also the upper reaches of a reservoir.  (2) the water upstream from a structure or point on a stream. (3) the small streams that come together to form a river.  Also may be thought of as any and all parts of a river basin except the mainstream river and main tributaries.  When PBM submits an acceptable draft SAIR to go to the working group, there would be the option at that point to discuss further with a provincial hydrologist”.  Also, according to the information that we were given by the EAO, any order, approval or decision that is in effect under the former Act (a) is deemed to have been issued under this Act, and (b) subject to subsection (13), continues in force until it expires or, under this Act, is suspended or cancelled.  We request a review of the Section 17 order as issued to determine if it is appropriate.”

On July 28th, 2020, PBM requested a halt in trading because of an issue with a part of the area of the Morrison project site.  Due to a misunderstanding of the COVID-19 protection order issued in March, the request for an extension of the lease was not made on time.  The halt in trading was lifted July 30th.  A notice was filed with Mineral Titles of PBM’s intention to appeal the expiry and a copy was sent to the owners of the overlying claim.

On August 20th, in response to our emails to George Heyman, Minister of Environment and Climate Change Strategy in June and July, PBM received a letter from Nathan Braun, A/Associate Deputy Minister, EAO that stated (in part):  “Your letter requested clarification regarding the ‘Skeena Headwaters’, and expressed surprise that the 2012 Information Bulletin referenced the Morrison project as being in the headwaters of the Skeena River.  With respect, this point is not material to the provision of a draft SAIR.  The fact is that water from the area of the proposed project eventually flows into the Skeena River.  Please let me know by September 30, 2020 whether PBM intends to provide a substantively revised draft SAIR.  When a satisfactory draft SAIR is provided, we will be able to further discuss your concerns regarding the issues you raised.”  The letter can be found at:

https://projects.eao.gov.bc.ca/api/public/document/6009da7fa8b8ef0020c01b0d/download/359789%20-%20Swan%20-%20Final.pdf

On August 24th, PBM responded to Mr. Heyman by email in regards to the comments made in Nathan Braun’s letter, as follows:  “I received the letter from Nathan Braun by email on Thursday, August 20th.  I was disappointed that Mr. Braun did not clarify whether or not the EAO believes that the Morrison project is located at the headwaters of the Skeena River.  His comment:  “Your letter requested clarification regarding the ‘Skeena Headwaters’, and expressed surprise that the 2012 Information Bulletin referenced the Morrison project as being in the headwaters of the Skeena River.”  Yes, we were surprised at the 2012 statement in the information Bulletin that “the proposed Morrison Mine project was to be located directly adjacent to Morrison Lake, at the headwaters of the Skeena River.”  This was the first time that the Skeena River Headwaters statement was made.  If you review the original Schedule A, the Certified Project Description document, dated August 2012, you will find that there is no mention of the project being located at Skeena River headwaters.  His comment:  “With respect, this point is not material to the provision of a draft SAIR.”  How can this detail be considered not material?  The SAIR is described as a Supplemental to the original application.  A factor as significant as being located at the headwaters of the Skeena River, if correct, must be considered material.  In fact, it was material enough for the Ministers to state it as the primary reason for the refusal to grant the certificate in 2012.

His comment:  “The fact is that water from the area of the proposed project eventually flows into the Skeena River.”  Eventually is right.  Morrison Lake drains via the Morrison Creek into the northeastern arm of the Babine Lake.  Babine Lake flows into Nilkitkwa Lake.  Nilkitkwa Lake flows into the Babine River.  The Babine River meets the middle section of the Skeena River approx. 50 kms north of Hazelton.  From this meeting, the Skeena River flows approx. 225 kms to the ocean.”  The email continued with some discussion on the “draft for discussion” SAIR that was sent to the EAO in December 2019, the requests from the EAO to remove certain words from that document and that PBM was advised that it would be the EAO’s Working Group that would determine whether the work program proposed by KCB would be sufficient to meet the further information requirements.  We concluded the email with:  “Why are we required to submit a satisfactory draft SAIR before we are able to further discuss our concerns regarding the issues raised by my emails?  It is necessary for PBM to know where the EAO thinks the project is located before we can consider committing to the next draft of the SAIR and/or the work programs.  If our questions can be addressed, then it will be possible to advise Mr. Braun by September 30th whether PBM intends to provide the next draft of the SAIR.”

On September 1st, the formal submission was delivered to the Chief Gold Commissioner regarding Pacific Booker's request to appeal the expiry of mining lease no. 1069796.  Due to a misunderstanding of the COVID-19 protection order issued in March, the request for an extension of the lease was not made on time and claims were recorded by other individuals in the area of the lease.  The Company filed a notice of its intention to appeal the expiry and a copy of the notice was sent to the owners of the overlying claim.  It was anticipated that the Chief Gold Commissioner would provide the impacted parties an opportunity to be heard and to make submissions before any decision under Section 67(2) of the Act is made.

On September 14th, PBM sent another email to Ministers Heyman and Ralston which said:  “I have not received a response to the questions/comments I sent to you both on August 24th by email.  If the EAO believes that the Morrison Lake project is located in the headwaters of the Skeena River and that our project will cause a significant impact to the Babine watershed as well as reaching all the way to the Skeena River, there is little point in PBM continuing with the SAIR exercise, because nothing we can say can convince you otherwise.  If the EAO believes that the Ministerial decisions in 2012 and 2015 were justified and correct, PBM will not be able to get an unbiased review of any facts that are presented.  It appears that our science-based study has been sidetracked by the politics of the situation and all our hard work related to the environmental protection measures meant nothing to the decision makers.  We now believe that the only real issue for the EAO is the First Nations.  The 2012 recommendation document states “the Crown has fulfilled its obligations for consultation and accommodation to Lake Babine Nation, Yekooche First Nation and Gitxsan and Gitanyow Nations relating to a decision on whether to issue an EA Certificate for the proposed Project” and also states as a factor for the Ministers to consider the “opposition from Gitxsan and Gitanyow Nations and Lake Babine Nation”.  At almost every meeting with someone from the Environment Ministry and other Ministers (notably Mines and Aboriginal Affairs) since then, we have been told that the LBN are the main issue and that if we could get them “onside”, it has been implied that the other issues would no longer be an issue.  The EAO accepted that the Gitxsan and Gitanyow Nations had a claim to the Lake Babine fisheries when the Morrison project has been acknowledged as being on crown land in the traditional territory of the LBN.  This claim by the Gitxsan and Gitanyow Nations to the LBN territory was not mentioned during the first years of our assessment and was only raised in 2010 and then was accepted without question by the EAO.  The EAO and the Ministers of the day dealt with the Gitxsan and Gitanyow Nations and kept PBM out of the correspondence chain.  We were not given the opportunity to challenge the statements made.  As well as this issue, the LBN’s treaty lawyer, Dominique Nouvet (Woodward & Company) instructed PBM to communicate only with her and not with the Chief and Council of the LBN.  Ms. Nouvet also seemed to have a direct route to the Ministers of the day.  How could we consult with the First Nations when the EAO and the Ministers and a treaty lawyer were standing between us?  How can we consult when the LBN will not agree to meet with PBM or even to respond to our letters?  The courts have said that a refusal by the First Nations to meet does not constitute a lack of consultation.  Consultation does not mean accommodation and that the First Nations do not have the power of veto.  The Morrison Project is located in a historical mining area, as clearly shown by the attached image that shows the Babine Lake area with the Bell and Granisle mines labelled and Morrison Lake identified.  Correspondence with the Federal Environment Agency, prior to and following the refusal by the BC Government in October 2012 that indicates that CEAA had made its decision and that it appeared to be a positive one.  On August 30th, CEAA informed PBM that CEAA had received feedback from the federal departments on the draft Comprehensive Study Report (“CSR”) and was planning to have a second draft prepared for PBM comments during the week of September 4, 2012 and advised PBM that the final public comment period would be in October 2012 with the referral to the Federal Minister of Environment in November 2012.  On September 9th, PBM received an email from CEAA asking a few questions for clarification to finalize the draft CSR including a request for “environmental photo’s to use in our final report”.  On September 19th, PBM received a draft of Comprehensive Study Report that concludes that the proposed Project is not likely to cause significant adverse environmental effects stating that: “The environmental effects of the Project have been determined using assessment methods and analytical tools that reflect the current best practices of impact assessment practitioners. As a result of incremental changes to the project design and additional mitigation measures and commitments applied to the Project throughout the comprehensive study process, the Agency concluded that the proposed project can be constructed, operated, maintained, and decommissioned without significant adverse effects, including consideration of cumulative effects. No significant adverse biological, physical, or human health effects are predicted. Any residual effects are predicted to be of low magnitude, moderate duration, localized in geographic extent, and reversible over the long term following decommissioning”. CEAA requested a Commitment letter to comply with Commitments and Follow-up Program.  On September 20th, PBM committed in writing to Robyn McLean, Project Manager, CEAA, our Compliance with Table of Commitments and Follow-up Program Requirements under CEAA stating categorically that PBM will comply with the environment related commitments summarized in the Table of Commitments.”  A copy of that letter is attached.  PBM received a letter dated October 25th (24 days after the October 1st decision) from CEAA that stated: The Canadian Environmental Assessment Agency (the Agency) is aware that the British Columbia Minister of Environment and the Minister of Energy, Mines and Natural Gas have decided to refuse to issue an environmental assessment certificate for the Morrison Copper-Gold Mine Project (the Project) as proposed”.  The letter continues with “The Agency is preparing a comprehensive study report for the Project, pursuant to the Canadian Environmental Assessment Act, which will provide conclusions on whether the Project is likely to result in significant adverse environmental effects taking into account the implementation of mitigation measures.  Given the British Columbia Ministers' decision, the Project as proposed cannot proceed.”  A copy of this letter is attached as “2918 121025 Ltr from CEAA”.  As you can see, the Federal agency came to the conclusion of “no significant adverse biological, physical, or human health effects are predicted. Any residual effects are predicted to be of low magnitude, moderate duration, localized in geographic extent, and reversible over the long term following decommissioning”. And also concluded “as a result of incremental changes to the project design and additional mitigation measures and commitments applied to the Project throughout the comprehensive study process, the Agency concluded that the proposed project can be constructed, operated, maintained, and decommissioned without significant adverse effects, including consideration of cumulative effects.”  Can you explain why CEAA concluded no significant adverse effects and the BCEAO decided that more information was required, when both agencies reviewed the same information?

On September 24th, PBM sent a letter to Nathan Braun, A/Associate Deputy Minister, which stated:  “In response to your letter dated August 20th, where you request that PBM let you know by September 30, 2020 whether PBM intends to provide a substantively revised draft SAIR, we have a few questions that having the answer to would assist in the preparation of that document.  PBM has edited the draft submitted for discussion in December 2019, taking into account the items requested during the meeting had with the EAO in February 2020.  Our current question is in regards to First Nations Consultation requirements.  As you are aware, the Lake Babine Nation has just recently signed a “Foundation Agreement”.  Our question is, will this agreement change the requirement for consultation by the proponent?  And, if so, in what way.  One of the issues we raised is the name of the waterway that connects Morrison Lake to the Morrison Arm. According to the FLNR database, that waterway is Morrison Creek, not Morrison River.  The Section 17 order refers to Morrison River.  How do we address this inaccurate naming?  Your letter stated that “when a satisfactory draft SAIR is provided, we will be able to further discuss your concerns regarding the issues you raised.”  The other issue raised was that PBM requested clarification of whether or not the project was located at the Headwaters of the Skeena River.  Your letter stated “With respect, this point is not material to the provision of a draft SAIR.” We do not understand how an inaccurate statement of the project’s location can be considered not material.  The legal definition of material includes “A material fact is an occurrence, event, or information that is sufficiently significant to influence an individual into acting in a certain way.”  PBM was advised that the Working Group would determine the necessary work program after reviewing the recommended programs.  The work programs suggested in this document were proposed by Harvey McLeod (P. Eng., P.Geo., Vice President, Klohn Crippen Berger) because we were advised by the EAO that the proponent must propose the work programs.  We were not given an opportunity to discuss the technical merits of the information already provided to the EAO in the 2012 application and thereby determine the “gaps” in information already provided.  The Board of Directors have an issue with having to commit to undertaking the work programs prior to the determination of what those programs will include.  Public Companies have a fiduciary duty to their shareholders which for PBM includes not committing to activities without knowing the costs and time involved.

On September 28th, PBM received a letter from Katherine St James, Project Assessment Director, which stated:  “Thank you for your emails of August 24 and September 14, 2020 addressed to the Honourable George Heyman, Minister of Environment and Climate Change Strategy, regarding the Morrison project.  I have been asked to respond on his behalf.  In your email, you asked for clarification on the EAO’s view on whether the proposed project is in the headwaters of the Skeena.  As Mr. Braun stated in his letter of August 20, with respect, this is not material to the provision of draft Supplemental Application Information Requirements (SAIR).  Any disagreement on this fine point does not prevent Pacific Booker Minerals (PBM) from providing a satisfactory draft SAIR that would permit the further assessment ordered by the Ministers to proceed.  However, in an effort to put this issue to rest, I provide the following.  As described in the Morrison Environmental Assessment Report (2012) and the Reasons for Decision (2012), the EAO understands the project to be located in the headwaters of the Skeena River.  You also asked for clarification on whether the correct reference is Morrison Creek or Morrison River.  In this case, the name in the British Columbia Watershed Atlas is ‘Morrison Creek’ under the classification of ‘Major Rivers’.  Therefore, the most accurate name is ‘Morrison Creek’, although referring to it by either name does not prevent PBM from providing a satisfactory draft SAIR.  You also ask for clarification on the next steps of the process.  As fully detailed in previous correspondence, to move this project forward towards a decision on an Environmental Assessment Certificate, PBM must provide a satisfactory draft SAIR (please see s. 5.1 of the Ministers’ Section 17 order).  To be satisfactory, in the draft SAIR PBM must propose additional studies, information, methods or analyses that address each of the requirements outlined in the Ministers’ order.  Once PBM provides a satisfactory draft SAIR, the EAO can then engage with the Working Group to review it, and ultimately issue the final SAIR to PBM under s. 5.4 of the Order.  Until PBM provides a satisfactory draft SAIR, the EAO cannot move this regulatory process forward.  Without the final SAIR, we do not have a framework for PBM to complete the process ordered by the Ministers.  In his letter, Mr. Braun set a deadline of September 30, 2020 for PBM to state its intention with respect to providing a substantively revised draft SAIR.  In light of the timing of this response to your emails, please do so by October 19, 2020.”

Environmental Assessment Report (2012) can be found at:

https://projects.eao.gov.bc.ca/api/public/document/5888e594817b85ae43cf7b4f/download/Morrison%20Copper_Gold%20Mine%20Project%20Assessment%20Report%20dated%20Aug%2021_12.pdf

Reasons for Decision (letter dated September 28, 2012) can be found at:

https://projects.eao.gov.bc.ca/api/public/document/5886a78aa4acd4014b81f937/download/Letter%20from%20Honourable%20Terry%20Lake%20%28MOE%29%20to%20Erik%20Tornquist%20%28PBM%29%20dated%20Sept%2028_12.pdf

This letter can be found at:

https://projects.eao.gov.bc.ca/api/public/document/6009ddc6a8b8ef0020c01b7e/download/360882%20-%20Swan%20-%2020200928.pdf

On October 15th, PBM responded as follows:  “This letter is in response to your letter dated September 28, 2020.  Thank you for the clarification of the EAO’s view on whether the proposed project is in the headwaters of the Skeena River.  You have stated in your letter: “As described in the Morrison Environmental Assessment Report (2012) and the Reasons for Decision (2012), the EAO understands the project to be located in the headwaters of the Skeena River”.  You have also said that the EAO would like to “put this issue to rest”.  PBM would also like to put this issue to rest.  Unfortunately, that would mean that PBM accepts the statement that the Morrison Project is located at the headwaters of the Skeena River.  That is not accurate and therefore, PBM cannot “put this issue to rest”.  You have stated that the source for the Skeena River Headwaters statement is the Assessment Report and Reasons for Decision. We ask that you provide the scientific source for that “statement of fact” used in those reports.  Added to the descriptions of the project location in those documents are variations of the statement “at the headwaters of the Skeena River watershed”.  Can you explain why there is this discrepancy between the Certified Project Description (called Schedule A in the 2012 decision materials) and the Environmental Assessment Report (2012)?  Please, do not say that it is not a material fact when it is the first reason stated for the refusal of our EAC in 2012.  All of the descriptions that I have found refer to the headwaters of the Skeena River in almost identical terms.”  The letter provided the following weblinks in example:  From the Skeena Watershed Conservation Coalition website: (https:/skeenawatershed.com/about/about_the_skeena_watershed);  From the SkeenaWild Conservation Trust website: (https://skeenawild.org/lesson-plans/);  From Wikipedia: (https://en.wikipedia.org/wiki/Skeena_River);  From the BC Government website: (https://declaration.gov.bc.ca/2019/10/15/the-klappan-valley/);  From the National Geographic website:  (https://blog.nationalgeographic.org/2011/06/20/sacred-headwaters/) and continued with:  “Why does the EAO description of the Skeena River headwaters differ so significantly from the commonly used descriptions?  There is little point in PBM submitting another draft SAIR until this error in the location of the project is acknowledged and addressed publicly in some form or until the EAO can prove it a correct statement by scientific fact.”  This letter can be found at:

https://projects.eao.gov.bc.ca/api/public/document/6009de44a8b8ef0020c01b9d/download/Letter-EAO%20Oct%2015%202020.pdf

On October 27th, PBM submitted a rebuttal to the impacted parties' submissions to the Chief Gold Commissioner on the matter of the re-instatement of the lease.

On November 13th, the Chief Gold Commissioner made the decision to reinstate mining lease 1069796 until May 20, 2021, in order to allow PBM to comply with Section 6.31(2)(a) of the Minerals Title Act.  PBM started the Lease Term Extension Application promptly.

On November 16th, the EAO responded to our letter of September 24th which asked about the impact of the LBN Foundation Agreement on our consultation requirements.  The response was as follows:  "Lake Babine Nation’s Foundation Agreement is an agreement between Lake Babine Nation, the Province, and Canada, and it is available online here. It describes commitments by the parties to negotiate in good faith. It does not establish new requirements on proponents.

On January 13, 2021, PBM wrote to Premier John Horgan (and cc'd Minister Heyman and   Minister Ralston) and asked him to address our issue.  The letter is as follows:  “We are the proponent for the Morrison Copper/Gold project.  For the last 8+ years, we have been denied our Environmental Assessment Certificate and have been subjected to various pointless exercises at the hands of the EAO.  All because the Ministers of the day accepted the incorrect statement that our project is located at the headwaters of the Skeena River.  And the EAO continues to believe it.  By letter from Katherine St James, Project Assessment Director, dated September 28, 2020, we received the confirmation of the EAO’s view on the proposed project location, as follows:  "As described in the Morrison Environmental Assessment Report (2012) and the Reasons for Decision (2012), the EAO understands the project to be located in the headwaters of the Skeena River."  That is not accurate; at least not according to all of the almost identical descriptions that we have found that define the location of the headwaters of the Skeena River.  By letter dated October 15, 2020, we requested that the EAO provide the scientific source for that “statement of fact” used in those reports.  It has now been 90 days and we have not received the science based proof for that statement and have received no further communication from the EAO on the matter.  If they have the proof, why have they not provided it?  It now appears that science based proof is not available.  It also appears that the EAO has decided to ignore our request and are just hoping we will go away.  We did not think that the EAO would be allowed to accept unproven statements as fact.  And we also believed that if an error occurred, it would be acknowledged and corrected.  That is what would be expected from the proponent.  But instead, the EAO perpetuates the error and the damages caused by it.  We are asking that you respond to our concern.  We understand that the Environment Minister has stayed out of the discussions of these issues because we are in the Environmental Assessment process, but the current "loggerhead" needs to be addressed by someone that can correct a significant error perpetrated by the previous ministers and the EAO."  We attached copies of the September 28th and October 15th letters.

On January 13th, PBM received a request from the Chief Gold Commissioner in regards to the lease extension application.  He asked PBM to explain the lack of progress made with the EAO in regards to the EAC.  A mining lease is usually only granted when there is a need for it.  He gave PBM 90 days to make submissions in regards to his question.  PBM responded that it would make a submission within the time allowed.

Late in January 2021, the EAO posted the following letters to our EPIC site:  1) Letter from PBM that accompanied submission of draft SAIR on August 29, 2019; 2) Letter from EAO to PBM – dated August 20, 2020 – Response from EAO to PBM based on correspondence to Minister; 3) Letter from EAO to PBM – dated September 28, 2020 – Response from EAO to PBM based on correspondence to the Minister; 4) Letter from PBM to EAO – dated October 15, 2020 – Response from PBM to previous letters on August 20 and Sept 28 from EAO; 5) Letter from EAO to PBM – dated February 4, 2019.

Outlook for 2021/22

On May 19th, PBM registered a new mineral tenure on the area of the lease and it is in good standing until May 2022.

On May 25th, PBM filed the Annual Financial Statements and the Management Discussion for the year ended January 31, 2021.  They can be found on our website at:

http://www.pacificbooker.com/financials.htm

On June 1st, PBM filed our annual 20-F report on EDGAR in the US.  The report link can be found on our website on the Financials page or at:

https://www.sec.gov/Archives/edgar/data/0001319150/000121716021000038/pacificbooker20f_annual2021.htm

On June 16th, the EAO posted 14 additional correspondence items between PBM and the EAO and the Ministers dated between April 5, 2016 and November 16, 2020.  Also posted was the response from PBM the February 11th letter and the subsequent correspondence to and from First Nations.

PBM will hold our Annual General Meeting on July 8, 2021 at 1:30pm in our office in Vancouver.

PBM intends to submit a description of the Project to the Federal authority in accordance with the requirements of the Impact Assessment Act, as soon as possible and intends on referencing the relevant information gathered for the EA to inform any process steps under the IAA.  The document is in progress.

PBM has always intended for the Morrison Mine, which is located in an historical mining area, to be operated in a way that will not impact in a negative manner on the surrounding communities.  PBM preferred to hire local workers and use local suppliers during the time of the exploration and intends to continue that practice during the construction and operation.

Subject to receiving the required permits and authorizations, mine construction will proceed with the following activities:

•

Apply for permits and other authorizations and licenses;

•

Finalize our contracting strategy for Pre-production and;

•

Tender Pre-Production Contracts (EPC);

•

Proceed with procurement including ordering long lead time items (i.e. HPGR, etc);

•

Site Engineering Survey; and

•

Detailed Engineering and Design

The Company’s current share capital is approx. 20 million shares fully diluted including 250,000 common shares to be issued to Glencore LC (formerly Noranda, Falconbridge, Xstrata) upon the start of commercial production as part of the purchase agreement.

Results of Operations

A significant expense on the Statement of Comprehensive Loss is the recording of the option based payments and the offsetting contributed surplus in equity.  As a non-cash transaction, it has no impact on the working capital of the Company.  This calculation creates a cost of granting options to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The cost is added to our operating expenses with a corresponding increase in the Company’s equity.  The option based payment expense is allocated, in proportion to the number of options granted, to our operating expense accounts for Consulting fees, Directors fees, Investor relations fees and Professional fees.

For the three month period ended April 30, 2021 compared with April 30, 2020

The option based payment expense for the period was allocated to the accounts for Consulting fees $nil (2020 - $nil), Directors fees $nil (2020 - $nil), Investor relations fees $nil (2020 - $nil) and Professional fees $121,761 (2020 - $nil).  These amounts total $121,761 for the 2021 period compared to $nil for the 2020 period.  If the option based payment amounts were removed from the operating loss, the loss would show as $106,932 for the 2021 period compared to $88,881 for the 2020 period.  The difference between these two periods was $18,051, with 2021 higher.  The largest amount difference was in Foreign exchange gain/loss which was a loss of $10,831 in the 2021 period compared to a gain of $15,309 in the 2020 period for an increase in the loss of $26,140.  The next largest amount difference was in Travel which was lower in 2021 period by $8,752 due to the costs for attending conferences early in 2020 period.  The next largest amount difference was in Professional fees which were higher in the 2021 period by $8,683 due to the legal fees for the mining lease issue.  The next largest amount difference was in Office and Miscellaneous which was lower in 2021 by $2,651 due to a reduced cost for insurance and the timing of the AGM mailing costs in the 2020 period.  The next largest amount difference was in Office Rent which was lower in the 2021 period by $2,592 due to the annual reconciliation of costs which were lower than estimated at the beginning of 2020, offset by the increase in the current rental rate.  The next largest amount difference was in Shareholder information and promotion which was lower in the 2021 period by $1,339 due to the costs for the PDAC conference costs in 2020.  The next largest amount difference was in Depreciation which was lower by $1,267 in the 2021 period due to the declining balance method of depreciation as calculated on the truck purchased in 2019.  The other expenses were within $500 (plus or minus) of the 2020 period amounts with the difference noted as follows:  Finance Income (lower by $126), Director Fees (lower by $500), Filing and Transfer agent fees (lower by $67), and Telephone (higher by $136).

During the 2021 period, the Company incurred $1,001 in expenditures on the Morrison property compared to $nil in 2020 period.

At the beginning of the period, the cash held was $1,481,302 (2020 - $1,887,924).  Cash used in operations was $91,031 (2020 - $72,290).  Cash raised from sale of shares was $nil (2020 - $nil).  Cash used to fund exploration activities was $1,001 (2020 - $nil).  The net change in cash for the period was a decrease of $92,032 (2020 - $72,290) leaving the Company holding $1,389,270 (2020 - $1,815,634) in cash at the end of the period.

Liquidity

The Company does not yet have a producing mineral property.  The Company’s only source of funds has been from sale of common shares and some revenue from reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal year 2021, the Company reported a net loss of $643,227 ($0.04 per share) compared to a net loss of $1,061,028 ($0.06 per share) for the year ended January 31, 2020.

Cash held at the end of the period was sufficient to meet our current liabilities.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expires on January 31, 2022.  Details on the financial obligations are detailed in our annual financial statements (Note 3(m)).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Glencore LC (originally Noranda Mining and Exploration Inc, which was subsequently acquired by Falconbridge Limited,   which was subsequently acquired by Xstrata LP, which was subsequently acquired by Glencore) for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our interim and annual financial statements (Note 5).

The Company has signed an agreement with a hunting lodge in the area of the project, which, conditional on the receipt of applicable permits and licences, requires the Company to pay $100,000 (plus sales tax if required) as full and final compensation for any loss of business which the lodge may suffer in connection with the construction, development and overall operation of the mine.  This payment is required to be made three months prior to commencement of construction.

Related Party Transactions

Related party transactions were made for services provided in the course of normal business operations with 2 directors and an officer of the Company.

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to John Plourde, a PBM director, for shareholder relations and financing duties, in the amount of $33,000 (2020 - $33,000) for the current quarter.

•

to Victor Eng, a PBM director, for consulting services, in the amount of $225 (2020 - $225) for the current quarter.

•

to Ruth Swan, a PBM officer, for accounting and management services, in the amount of $9,763 (2020 - $11,888) for the current quarter.

There are no ongoing contractual or other commitments resulting from the transactions.  Fees for these services amounted to $42,988 (2020 - $45,113) for the quarter.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $1,500 (2020 - $2,000) for the current quarter.

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies

The Company has detailed its significant accounting policies in Note 3 of the annual financial statements.

Forward Looking Statements

This discussion does not include any forward-looking statements of a material nature in respect to the Company’s strategies.  The discussion following the heading “Outlook for 2021/22” does include a statement of future intent.  The discussion following the heading “Off-Balance Sheet Arrangements” discloses future obligations.  The Company will update or revise these forward-looking statements when and/or if there is a change in intent or future obligations.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.

The following table shows the total revenue (Finance income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2019	$ 30,472,301	$ -	$ 811	$ 283,552	$ 0.02
January 31, 2020	$ 31,867,283	$ -	$ 1,045	$ 1,061,028	$ 0.06
January 31, 2021	$ 31,442,692	$ -	$ 990	$ 643,227	$ 0.04

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Comprehensive Loss for the company in the current period.

The following table shows the total revenue (Finance income), the loss from our financial statements (cost of operating expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

For the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
July 31, 2019	$2	$113,160	$113,158	$0.01
October 31, 2019	$257	$629,690	$629,433	$0.04
January 31, 2020	$786	$110,407	$109,621	$0.00
April 30, 2020	$126	$89,007	$88,881	$0.01
July 31, 2020	$-	$116,520	$116,520	$0.00
October 31, 2020	$124	$319,606	$319,482	$0.02
January 31, 2021	$740	$119,084	$118,344	$0.01
April 30, 2021	$-	$228,693	$228,693	$0.01

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the 6 month period ended July 31, 2019	$2	$321,976	$321,974	$0.02
for the 9 month period ended October 31, 2019	$259	$951,666	$951,407	$0.06
for the year ended January 31, 2020	$1,045	$1,062,073	$1,061,028	$0.06
for the 3 month period ended April 30, 2020	$126	$89,007	$88,881	$0.01
for the 6 month period ended July 31, 2020	$126	$205,527	$205,401	$0.01
for the 9 month period ended October 31, 2020	$250	$525,133	$524,883	$0.03
for the year ended January 31, 2021	$990	$644,217	$643,227	$0.04
for the 3 month period ended April 30, 2021	$-	$228,693	$228,693	$0.01

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
As at April 30, 2019	$ 4,832,500	$ 4,832,500
to July 31, 2019	-	-
to October 31, 2019	-	-
to January 31, 2020	-	-
As at January 31, 2020	$ 4,832,500	$ 4,832,500
to April 30, 2020	-	-
to July 31, 2020	-	-
to October 31, 2020	-	-
to January 31, 2021	-	-
As at January 31, 2021	$ 4,832,500	$ 4,832,500
to April 30, 2021	-	-
As at April 30, 2021	$ 4,832,500	$ 4,832,500

Deferred Exploration & Development expenditures

The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants/Tax Credits	Total
As at April 30, 2019	$ 25,729,553	$ (859,434)	$ 24,870,119
to July 31, 2019	-	-	-
to October 31, 2019	2,106	-	2,106
to January 31, 2020	8,434	-	8,434
As at January 31, 2020	$ 25,740,093	$ (859,434)	$ 24,880,659
to April 30, 2020	-	-	-
to July 31, 2020	17,120	-	17,120
to October 31, 2020	-	-	-
to January 31, 2021	(17,120)	-	(17,120)
As at January 31, 2021	$ 25,740,093	$ (859,434)	$ 24,880,659
to April 30, 2021	1,001	-	1,001
As at April 30, 2021	$ 25,741,094	$ (859,434)	$ 24,881,660

Equity

The table following shows the change in capital stock and net operating expenses for each three month period and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Received	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
As at April 30, 2019	$ 53,644,170	$ -	$ 17,199,780	$ 208,816	$ 39,025,754	$ 31,818,196
to July 31, 2019	45,259	-	(20,259)	113,158	39,138,912	31,730,038
to October 31, 2019	534,052	-	306,610	629,433	39,768,345	31,941,267
to January 31, 2020	-	-	-	109,621	39,877,966	31,831,646
As at January 31, 2020	$ 54,223,481	$ -	$ 17,486,131	$ 1,061,028	$ 39,877,966	$ 31,831,646
to April 30, 2020	-	-	-	88,881	39,966,847	31,742,765
to July 31, 2020	-	-	-	116,520	40,083,367	31,626,245
to October 31, 2020	-	-	221,193	319,482	40,402,849	31,527,956
to January 31, 2021	-	-	-	118,344	40,521,193	31,409,612
As at January 31, 2021	$ 54,223,481	$ -	$ 17,707,324	$ 643,227	$ 40,521,193	$ 31,409,612
to April 30, 2021	-	-	121,761	228,693	40,749,886	31,302,680
As at April 30, 2021	$ 54,223,481	$ -	$ 17,829,085	$ 228,693	$ 40,749,886	$ 31,302,680

Disclosure of outstanding share data

Details of our share transactions for the period and a listing of our outstanding options and warrants can be found in Note 8 of our financial statements.

Subsequent to the end of the period, the Company has not issued any common shares on exercise of options or warrants or announced or completed any private placements.